Exhibit (a)(4)

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December 1, 2006

TO:         UNIT HOLDERS OF CENTURY PROPERTIES FUND XIX

SUBJECT:    INCREASED AND EXTENDED OFFER TO PURCHASE UNITS AT $200 PER UNIT

Dear Unit Holder:

We are amending and extending the Offer to Purchase sent to you October 31, 2006 (the "Offer") made by MPF-NY 2006, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF SENIOR NOTE PROGRAM I, LP; MPF FLAGSHIP FUND 12, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF DEWAAY PREMIER FUND 3, LLC; AND MPF FLAGSHIP FUND 11, LLC; AND MACKENZIE PATTERSON FULLER, LP (collectively the "Purchasers"), who are offering to purchase up to 15,000 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XIX (the "Partnership"). You may wish to consider the following factors in deciding whether to sell your Units:

      o The offer is hereby amended to increase the price payable to ALL Unitholders to $200 per Unit.

      o     This price is 33% per Unit higher than the original offer.

      o     The  Purchasers  are extending the  Expiration  Date to December 22,
            2006.

      o If you sell your Units to us this year, the 2006 tax year will be the final year for which you will be obligated to file a Schedule K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and you should consult your individual tax adviser.

As of the date hereof, 252 Units have yet been tendered by securities holders. No other Units have been tendered to date. After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357. Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplemental Letter to Unitholders, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357. If you have already submitted a Letter of Transmittal, there is no need to do anything as your Units are already accounted for by the Purchasers and you will automatically receive the higher Offer Price.

This Offer expires (unless extended) December 22, 2006.